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                                                                       Exhibit 4
                  [SHOREWOOD PACKAGING CORPORATION LETTERHEAD]

                                                               February 29, 2000

Dear Fellow Stockholders:

    We are pleased to inform you that, on February 16, 2000, Shorewood Packaging Corporation ("Shorewood") entered into an Agreement and Plan of Merger (the "Merger Agreement") with International Paper Company ("IP") and International Paper-37, Inc. ("Purchaser"), a wholly owned subsidiary of IP. Pursuant to the Merger Agreement, Purchaser has today commenced a tender offer (the "IP Offer") to purchase all of the outstanding shares of Shorewood's common stock, including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of June 12, 1995, between Shorewood and The Bank of New York, as Rights Agent (together, "Shares"), of Shorewood for $21.00 per Share in cash, without interest, subject to the terms and conditions contained in the Offer to Purchase and the related Letter of Transmittal that are included in Purchaser's offering materials. Under the Merger Agreement and subject to the terms thereof, following the IP Offer, Purchaser will be merged with and into Shorewood (the "Merger") and all Shares not purchased in the IP Offer (other than Shares held by IP, Purchaser, Shorewood or any of their respective subsidiaries and Shares held by dissenting stockholders) will be converted into the right to receive $21.00 per Share in cash in the Merger.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY (I) DETERMINED THAT THE IP OFFER AND THE MERGER ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF SHOREWOOD'S STOCKHOLDERS AND (II) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE IP OFFER AND THE MERGER. THE SHOREWOOD BOARD OF DIRECTORS RECOMMENDS THAT SHOREWOOD'S STOCKHOLDERS ACCEPT THE IP OFFER AND TENDER THEIR SHARES PURSUANT TO THE IP OFFER.

    In arriving at its recommendation, the Shorewood Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Among other things, the Shorewood Board considered the fairness opinions and advice of Shorewood's financial advisors, Bear, Stearns & Co. Inc. and Greenhill & Co., LLC. The full text of each of these opinions is included in the attached
Schedule 14D-9. Stockholders are urged to read these opinions carefully in their entirety.

    In addition to the attached Schedule 14D-9 relating to the IP Offer, also enclosed is the Offer to Purchase, dated February 29, 2000, of Purchaser, together with related materials to be used for tendering your Shares. If your Shares are held in certificate form, please use the enclosed Letter of Transmittal to tender your Shares. If your Shares are held in "street name," only your broker or banker can tender your Shares and you should contact the person responsible for your account for information on how to instruct him or her to tender Shares on your behalf. These documents set forth the terms and conditions of the IP Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

    If you need assistance with the tendering of your Shares, please contact Georgeson Shareholder Communications Inc., the Information Agent for the IP Offer, at its address or telephone number appearing on the back cover of the Offer to Purchase.

    On behalf of the Board of Directors, management and employees of Shorewood, I thank you for the support that you have given Shorewood.

                                             Sincerely,

                                          /s/ Marc P. Shore
                                          -----------------------
                                          Marc P. Shore
                                          CHAIRMAN OF THE BOARD AND
                                          CHIEF EXECUTIVE OFFICER